UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25
             [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q

For Period Ended: March 31, 2003      SEC FILE NUMBER 001-09418
                                      CUSIP NUMBER 05459Q 10 7

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For Period Ended:


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-QSB

Part I - Registrant Information

         Full Name of Registrant                     Axia Group, Inc.
                                                     ----------------

         Former Name if Applicable

         Address of Principal Executive Office:   268 West 400 South, Suite 300
                                                     Salt Lake City, Utah 84101

Part II--RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c)      The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.





Part III - Narrative

         State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

The Company underwent a change of auditors during the first quarter. The change in auditor has caused a delay in completing the year end financials for 2002.
Consequently, the financials for the quarter ended March 31, 2003, cannot be completed until the year end financials are complete. Furthermore, the Company may restate its 2001 year end financials which has caused delays in finalizing the 2002 year end financials. As a result, the Company's Form 10-QSB for the quarter ending March 31, 2003 could not be prepared for timely filing without unreasonable effort and expense.

Part IV - Other Information

         (1)      Name and telephone number of person to contact in regard to this notification.

                           Richard D. Surber                  President            (801) 575-8073
                           --------------------------------------------------------------------------------------
                           (Name)                               (Title)         (Telephone Number)

         (2)      Have all other periodic reports required under section 13 or
                  15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify
                  report(s).
                           Form 10KSB                                                  ( ) Yes  ( X)  No

         (3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be
                  included in the subject report or portion thereof?
                                                                                        (  ) Yes  (X) No

                  If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                                                                             N/A

                                                 Axia Group, Inc.
------------------------------------------------------------------------------------------------
                                   (Name of Registrant as specified in Charter)

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



Date: May 15, 2003                          By:      /s/ Richard Surber
      ---------------------                    ----------------------------------------------------
                                                     Name: Richard D. Surber
                                                     Title:    President





